Exhibit 99.1

Origin’s New Corn Hybrid Seeds Approved in Provinces Throughout China

Company Continues to Accumulates Hybrid Seed Germplasm

Local Germplasm Facilitate GMO Products

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today announced it has approved five new corn hybrid varieties for its product line for distribution during the next sales season in provinces throughout Central and West China. The company now has over 50 total corn hybrids approved for sale throughout China and its revenues consisted of 74.4% revenues from corn seed in 2007.

The new corn seed products include Ao Yu 1, Ao Yu 2, Ao Yu 5, Ao Yu 7, and Li Yu 35 approved in Xinjiang, Gansu, Shanxi, Sichuan and Shandong provinces separately, and should provide increased product coverage for our company throughout China. This marks the company's 10th year of their own internal breeding program.

Of the new products, we are excited to announce the acceptance of Li Yu 35 in Shandong province, which remains an important corn growing area in China. The Shandong province is second only to the Jilin province in corn production with 17.4 million tons of annual production to Jilin’s 18.0 million tons of production. Li Yu 35 was also approved in Hebei, Henan, Shanxi, Anhui, and Tianjin.

Liang Yuan, co-Chief Executive Officer of Origin Agritech, commented, “Our accumulated hybrid germplasm from our conventional breeding techniques forms a base for our next generation, genetically developed seed. Our strategy continues to be to accumulate our local hybrid seeds to facilitate our genetically modified product line. This should not only add to our hybrid products for us in the near term, but provides a wider base to build upon and grow our genetically modified products in the long term.”

The seed variety approval process is one of the most stringent regulatory requirements in all of China. The approval requires the applicant to undergo two growing seasons of monitored growth in at least five different locations in the region. Seeds submitted for testing are planted together with control seeds, which are typically the most popular seeds in the testing regions. Only seeds that have an increased yield of 8% or higher versus the control seeds, and that rank in the top six among all seeds being tested are cleared to proceed to the second year of testing. When successful, the approval is granted.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Global Consulting Group
Eddie Cheung/ Dixon Chen, 646-284-9414
Investor Relations
echeung@hfgcg.com
dchen@hfgcg.com